LINKWELL CORPORATION
                            No. 476 Hutai Branch Road
                                Baoshan District
                             Shanghai, China 200436

                                                     telephone (86) 21-56689332

                                    'CORRESP'

                                                              September 20, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Pamela A. Long, Assistant Director
                  Jennifer Thompson
                  Anne McConnell
                  Brigitte Lippmann
                  Chris Edwards

         Re:      Linkwell Corporation (the "Company")
                  Amendment No. 2 to the Registration Statement on Form SB-2 Filed August 10, 2006
                  File No. 333-131666

Ladies and Gentlemen:

        Reference is made to the Staff's comments under cover of its letter dated September 6, 2006 on the above-referenced filing. Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement ("Amendment No. 3"). Amendment No. 3 includes updated interim financial statements as of June 30, 2006, as well as updated disclosure, including in response to the Staff's comments.

         The following numbered responses correspond to the Staff's numbered comments in its September 6, 2006 letter. Under separate cover the Company is providing Ms. Thompson with three marked copies of Amendment No. 3, keyed to the following responses.

         In response to the Staff's comments, please be advised as follows:

FORM SB-2/A#2 FILED AUGUST 10, 2006

General

1. Please provide updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

         Response. As set forth above, Amendment No. 3 has been revised to include updated financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

Registration Statement Cover Page

2. We note your response to prior comment 2; however, the amount of shares being registered in the table is not the same as disclosed in the first paragraph of Selling Security Holders on page 69. Please reconcile.

         Response. The disclosure under "Selling Security Holders" in Amendment No. 3 has been revised to reconcile the amount of shares being registered with the table. Please see page 70.

3. Please quantify separately in the footnotes to the table how many shares are issuable upon conversion of the preferred stock and as payment of dividends. Also quantify how much is being registered as the 175% cushion.

         Response. The requested additional disclosure has been added in Amendment No. 3. As set forth therein, the Company is registering 2,166,667 shares of common stock as the "cushion" in the event of a reduction in the current conversion price of the Series B 6% Cumulative Convertible Stock from $0.10 per share to $0.075 per share. This cushion represents approximately 19% of the total number of common shares which the Company is registering related to the Series B 6% Cumulative Convertible Stock. In addition, the Company is registering 2,708,333 shares of common stock which may be issued as dividends on the Series B 6% Cumulative Convertible Stock, which represents accrued dividends at June 30, 2006 as well as dividends for an additional approximately four year period.

4. We note your response to prior comment 4. Since you are not registering the convertible securities, please clarify your disclosure in the penultimate paragraph on page ii to indicate that the registration statement does not cover common stock issuable as a result of reclassifications, stock splits, sock dividends or similar events of the preferred stock or warrants, but rather the common stock.

         Response. The requested revision has been made. Please see page ii of Amendment No. 3.

Management's Discussion and Analysis

Results of Operations, page 18

5. We note your response to prior comment 8. Please revise the analysis of your interim revenues to quantify the increase in revenues that was attributable to an increase in the volume of products sold versus the increase in revenues that was attributable to an increase in average selling price in a manner similar to the disclosure that you have provided for your annual revenues on page 24. In this regard, we note your discussion of specific products that have had price changes since the previous comparable interim period on page 20; however, you do not appear to have quantified the total impact on revenues of changes in average selling prices and volume sold.

         Response. The requested additional disclosure has been added to Amendment No. 3; please see page 19.

Liquidity and Capital Resources, page 27

6. We note your response to prior comment 10. Please revise the analysis of your interim period to explain why the average turn on accounts receivable from non-related third parties increased substantially during the interim period. Please tell us how you calculated "average turn" and tell us the total amount of outstanding accounts receivable at March 31, 2006 (both related and non-related) that have been collected. In addition, please provide us with a comprehensive explanation of "sales incentives" you offer on new products. Please tell us if and how offering longer payment terms for new products impacted your revenue recognition policy. If it didn't, please help us to understand how your policy complies with SAB 104.

         Response. The requested additional disclosure explaining why the average turn on accounts receivable from non-related parties increased has been added to Amendment No. 3; please see page 28. Supplementally, please be advised that we calculate the average turn on accounts receivable using the following formula:

         Days during the period/AR turn over = Days during the period/[sales for the period/(beginning AR +ending AR)/2]

         By way of example, following is the calculation for determining the turn on non-related party receivables for each of the six months ended June 30, 2006 and 2005:

------------------------------- ---------------------------- ---------------------------- ----------------------------
                                 Six months ended June 30,    Six months ended June 30,     Year ended December 31,
                                           2005                         2006                         2005
------------------------------- ---------------------------- ---------------------------- ----------------------------
Sales                           $1,341,578                   $1,411,304                   $ 3,508,903

A/R - beginning                 $1,099,154                   $1,347,163                   $1,099,154

A/R - end                       $1,341,118                   $1,329,508                   $1,347,163

Average A/R                     $1,220,136                   $1,338,336                   $1,223,159

A/R Turnover                    1.10                         1.05                         2.87

Days/Turn                       164                          171                          127
------------------------------- ---------------------------- ---------------------------- ----------------------------


         Of the $1,201,964 in non-related party accounts receivable as of March 31, 2006, $1,201,964 has been collected as of June 30, 2006, and of the $1,952,525 in related party accounts receivable as of March 31, 2006, $780,502 has been collected as of June 30, 2006. In addition, of the $1,329,508 in non-related party accounts receivable at June 30, 2006, $666,898 has been collected as of August 31, 2006, and of the $1,577,459 in related party accounts receivable at June 30, 2006, $325,000 has been collected as of August 31, 2006.

         As described in Liquidity and Capital Resources, from time to time we offer existing customers, including related parties, with established, consistent payment history and good credit longer payment terms on orders for new products. These longer payment terms, which can range for an additional 90 to 120 days, are offered solely as an incentive for valuable customers to try a new product. The "sales incentives" we offer on new products are limited to longer payment terms on those products and we do not otherwise offer our customers any other change from our customary terms of sale.

         We do not believe offering extended payment terms to credit worthy customers on new products has any impact on our revenue recognition policy. SAB104 provides that revenue-earning activities involve delivering or producing goods that constitute a company's ongoing major or central operations, and revenues are considered to have been earned when the company has substantially accomplished what it must do to be entitled to the benefits represented by the revenues. We do not believe that the mere offer of favorable credit terms impacts our "earning" of the revenue associated with the product pursuant to the provisions of SAB104.

Certain Relationships and Related Transactions, page 61

7. We note your response to prior comment 11. We also note your disclosures on page 63 that you pay Shanghai Shanhai Group a fixed return of $9,375 annually and that you record this payment as rent expense. Please reconcile these disclosures. Please help us understand the material terms of this agreement and your accounting and please explain how you determine the amount you allocate to the minority interest.

         Response. The material terms of the agreement, which is filed as
Exhibit 10.15 to the registration statement, generally provides that Shanghai Shanhai Group, the minority shareholder of Likang, is to receive an annual fixed after-tax returns based on its investment of RMB 500,000 (US $62,500) for a period of five years ending in December 2009. The returns are to be calculated as four percentage points plus the corresponding period bank floating capital loan datum interest rate. The annual return is payable to Shanghai Shanhai Group even if Likang's distributable profit is lower than the fixed rate of return. By addendum, the agreement provides that that the return would be fixed at the rate of $9,375 annually and that it would be included as rent expense as Likang rents is principal executive offices and certain warehouse space from its minority shareholder. The amount for fiscal 2005 was included in rent expense. Upon further consideration, the Company has determined this expense should be recorded as interest expense. As set forth in our correspondence dated August 10, 2006, at such time as the Staff has no further comments on the Company's financial statements for the year ended December 31, 2005 and the periods ended March 31, 2006 and June 30, 2006, the Company will file an amendment to its Annual Report for the fiscal year ended December 31, 2005 and Quarterly Reports for the periods ended March 31, 2006 and June 30, 2006 reflecting the changes in its consolidated statements of operations for the periods. The financial statements for the year ended December 31, 2005 and the six months ended June 30, 2006 which appear in Amendment No. 3 have already been revised to reflect the fixed return as interest expense, which totaled $9,375 for the year ended December 31, 2005 and $4,688 for the six months ended June 30, 2006. Please see pages 22, 26, 63, F-4,F-14,F-26 and F-35. The minority interest calculation in each of those periods reflects the solely minority interest attributable to 10% of the ownership of Likang by Shanghai Shanhai Group.

Financial Statements for the Period Ended March 31, 2006

Consolidated Statements of Operations, page F-3

8. We note your response to prior comments 22 and 23. Given your statement that the dividends on your cumulative preferred stock are undeclared, it is unclear to us why you have recorded a liability for these dividends or recorded them as a reduction to equity. In this regard, our prior comments merely requested disclosure of dividends in arrears and calculations of earnings per share in accordance with SFAS 128. Please advise or revise.

         Response. The designations, rights and preferences of our Series A Preferred Stock provided that the holders of such shares were entitled to receive a 6% per annum cumulative dividend when, as and if, declared by our Board of Directors, and that the dividend was payable annually in arrears commencing on May 31, 2006. The designations, rights and preferences of our Series B 6% Cumulative Convertible Preferred Stock provides that the holders are entitled to receive cumulative, preferential dividends at the rate of 6% per annum, until the occurrence of an event of default and thereafter at the rate of 20% per annum, payable commencing with the period ending October 31, 2006.

         We have been advised by our counsel that under Florida law, the payment of dividends is prohibited if, after giving effect to such dividend, (i) we would not be able to pay our debts as they become due in the usual course of business; or (ii) our total assets would be less than the sum of our total liabilities plus the amount that would be needed if we were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. As at the measurement date our Board of Directors could have declared dividends on one or more series of our preferred stock, as a precaution we accrued for the potential liability expense associated with the cumulative amount of the Series A dividend. Furthermore, with regard to dividends associated with our Series B 6% Cumulative Convertible Preferred Stock, at December 31, 2005 our stock dividend accrual was approximately $740. Applying our rationale for the accrual of possible dividends on our Series A Preferred Stock to our accrual for possible dividends on our Series B 6% Cumulative Convertible Preferred Stock, and to provide for consistent treatment, we revised our accrued dividends payable on our Series B 6% Cumulative Convertible Preferred Stock to account for this potential liability.

Note 1 - Organization and Summary of Significant Accounting Policies - Income
(Loss) per Common Share, page F-8

9. We note your response to prior comment 34 and your changes to the number of weighted average common shares outstanding on the face of your statement of operations. Please revise your earnings per share footnote to clarify, if true, that your preferred stock is a participating security under SFAS 128 and EITF 03-6 and that you are calculating basis earnings per share using the if-converted method because you have determined that the if-converted method is not less dilutive than the two-class method. Please clarify why you did not make a similar revision to your 2005 earnings per share in your December 31, 2005 financial statements, which we assume is because use of the if-converted method would be dilutive.

         Response. The Company has revised Note 1 on page F-9 and Note 1 on page F-39 to revise its earnings per share footnotes as follows:

         "The Company presents net income (loss) per share ("EPS") in accordance with SFAS No. 128, "Earnings per Share." Accordingly, basic income
         (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding. The Company has made an accounting policy election to use the if-converted method for convertible securities that are eligible to participate in common stock dividends, if declared; however, the two-class method must be used if the effect is more dilutive. Since the two-class method was not more dilutive, the Company used the if-converted method. Diluted earnings per share reflects the potential dilution that could occur based on the exercise of stock options or warrants, unless such exercise would be anti-dilutive, with an exercise price of less than the average market price of the Company's common stock. "

         The Company did not make similar revisions to its 2005 earnings per shares in its December 31, 2005 financial statements because the use of the if-converted method would have been anti-dilutive. At such time as the Company files its amended Quarterly Reports on Form 10-QSB for the periods ended March 31, 2006 and June 30, 2006, together with its amended Annual Report on Form 10-KSB for the year ended December 31, 2005 it will make the same revision to the earnings per share footnotes.

FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2006

Financial Statement for the Period Ended June 30, 2006

Consolidated Statements of Operations, page 4

10. We note the expense you recorded for your registration rights penalty and your explanation of this penalty on page 30. We have the following comments:

o It is not clear if the registration rights penalty recorded in your financial statements relates to the increase in the dividend rate of your Series B Cumulative Convertible Preferred from 6% to 20% because the Form S-1 was not declared effective by May 27, 2006 or to another penalty provision. Please revise your discussion of this registration rights penalty in your footnotes to clarify this matter.

         Response: The Company revised its disclosure to clarify the fact that the registration rights penalty recorded in its financial statements relates to liquidating rights penalty provisions and does not relate to the increase in the dividend rate from 6% to 20%. Please see pages F-11 and F-33 of Amendment No. 3. At such time as the Company amends its Quarterly Report on Form 10-QSB for the period ended June 30, 2006 it will also provide such revised disclosure.

o We note that you recorded registration rights penalty expenses in the year ended December 31, 2005 and the three months ended June 30, 2006 but you did not record them in the three months ended March 31, 2006. Please tell us how you determined no expense was needed in the three months ended March 31, 2006.

         Response: The Company recorded an estimated penalty of $44,000 for registration rights penalties in December 2005 based on management's estimate on the likelihood of a penalty being incurred. This estimate was based the Company's estimated time table given a variety of factors. Based on the initial filing date of its registration statement and the internally projected time table for the Company's response to the Staff's March 8, 2006 comment letter, subsequent to the initial filing of the registration in February 2006 at March 31, 2006 management believed that it had a reasonable basis to believe that the Company could meet the effectiveness deadline of May 27, 2006 and accordingly no registration rights penalties would be incurred. Subsequently, the Company was unable to meet its internal time table for the filing of Amendment No. 2 to the registration statement.

o We note your response to comment 24 from our previous comment letter dated June 7, 2006. Based on your response, it appears that prior to triggering this penalty you were estimating the fair value of the penalty at the present value of the aggregate potential maximum penalty discounted at the rate of 10% multiplied by a probability of 10% that you would incur the maximum penalty. Now that you have triggered this penalty, please tell us how you are currently calculating the liability for this penalty.

         Response: The Company has not changed its method of calculating the liability for this penalty from that as previously disclosed.

Note 4 - Other Asset, page 13

11. Please tell us, and revise your disclosure to clarify, whether you and the Association have created a separate legal entity through which you will run your job training programs, and if so, please disclose the name of the entity, your voting rights in this entity, and how you are accounting for your investment in the entity (e.g. the equity method). In this regard, we note your reference to a joint venture. If you have not created a separate legal entity, please help us to understand how you determined that it was appropriate to classify your payment of JinMeiHua as a long-term asset and reflect is in your cash flows from investing activities.

         Response. Please be advised a separate legal entity has not been yet created to operate the disinfectant educational center. As described in Amendment No. 3 on page 47, the parties are currently working through the details of a definitive agreement. These discussions are covering all legal aspects of the relationship, including the possible establishment of a separate legal entity to operate the center. Notwithstanding that the definitive agreement has not been executed, the Company will receive a share of the revenue to be generated from this project. Accordingly, based upon the perceived future benefit the Company recorded the advance as a long-term asset.

Item 3 - Controls and Procedures, page 35

12. We note your response to prior comments 33 and 35. Please also apply these comments to your June 30, 2006 Form 10-QSB, and amend this filing to clearly conclude whether your disclosure controls and procedures were "effective" or "ineffective." Additionally, please confirm to us that you will revise your disclosure in future Exchange Act filings to comply with our comments on this issue.

         Response: At such time as the Staff has no further comments on the Company's financial statements for the period ended June 30, 2006, the Company will file the requested amendment to its Quarterly Report on Form 10-QSB for the period ended June 30, 2006. By this letter the Company confirms to the Staff that its disclosure in future Exchange Act filings will comply with the Staff's comments on this issue.

         The Company acknowledges that:

         * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Blvd NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612.


                                                     Very truly yours,

                                                     /s/ Xue Lian Bian
                                                     Xue Lian Bian
                                                     President

cc:      James M. Schneider, Esq.
         Sherb & Co., LLP